                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*




                          EDGE PETROLEUM CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  279862 10 6
________________________________________________________________________________
                                (CUSIP Number)


                                John Sfondrini
                         36 Catoonah Street, Unit #16
                                 P.O. Box 1248
                         Ridgefield, Connecticut 06875
                                (203) 894-8244
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 24, 1998
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      John Sfondrini
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
(3)   SEC USE ONLY


------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      00
------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]

------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            503,604 Shares

      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
                          129,087 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             503,604 Shares

      PERSON       -----------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER
       WITH
                          129,087 Shares
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      632,691 SHARES

------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.1%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  IN

-----------------------
  CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Napamco, Ltd.
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
(3)   SEC USE ONLY


------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      00
------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]

------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
                          65,150 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER
       WITH
                          65,150 Shares
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      65,150 Shares

------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .8%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  CO

-----------------------
  CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Napamco, Ltd.
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
(3)   SEC USE ONLY


------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      00
------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]

------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
                          63,937 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER
       WITH
                          63,937 Shares
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      63,937  Shares

------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .8%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  CO

-----------------------
  CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edge Holding Company Partnership
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
(3)   SEC USE ONLY


------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      00
------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]

------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
                          16,631 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER
       WITH
                          16,631 Shares
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,631  Shares

------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .2%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  PN

-----------------------
  CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edge Group Partnership
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
(3)   SEC USE ONLY


------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      00
------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]

------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
                          42,896 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER
       WITH
                          42,896 Shares
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,896  Shares

------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .6%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  PN

-----------------------
  CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edge I Limited Partnership
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
(3)   SEC USE ONLY


------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      00
------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]

------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-

------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  PN

-----------------------
  CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edge II Limited Partnership
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
(3)   SEC USE ONLY


------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      00
------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]

------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-

------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  PN

-----------------------
  CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edge III Limited Partnership
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
(3)   SEC USE ONLY


------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      00
------------------------------------------------------------------------------
(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]

------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-

------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  PN

AMENDMENT NO. 2 TO SCHEDULE 13D

          John Sfondrini ("Mr. Sfondrini"), Napamco, Ltd., a Connecticut corporation ("Connecticut Napamco"), Napamco, Ltd., a New York corporation ("New York Napamco" and together with Connecticut Napamco, "Napamco")), Edge Holding Company Partnership, a Connecticut limited partnership ("Edge Holding Company"), Edge Group Partnership, a Connecticut general partnership ("Edge Group"), Edge I Limited Partnership, a Connecticut limited partnership ("Edge I"), Edge II Limited Partnership, a Connecticut limited partnership ("Edge II"), and Edge III Limited Partnership, a Connecticut limited partnership ("Edge III" and collectively with Mr. Sfondrini, Connecticut Napamco, New York Napamco, Edge Holding Company, Edge Group, Edge I and Edge II, the "Sfondrini Parties"), hereby amends and supplements their statement on Schedule 13D as originally filed by the Sfondrini Parties on March 13, 1997, as amended by Amendment No. 1 filed by the Sfondrini Parties on August 25 1997 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Edge Petroleum Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 of the Original Statement is hereby amended and supplemented as follows:

          Effective March 24, 1998, Edge Holding Company effected a distribution of 842,222 of the 858,853 shares of Common Stock held by it (as more fully described in the Original Statement) to those persons holding interests in Edge Holding Company or on whose behalf Edge Holding Company was holding shares. Pursuant to the distribution by Edge Holding Company, Mr. Sfondrini and New York Napamco received 171,190 and 40,306 shares respectively, in respect of certain management fees and after-payout interests. Following the foregoing distribution, Edge Holding Company holds 16,631 shares of Common Stock. A portion of the shares distributed to Mr. Sfondrini are subject to the pre-existing rights of certain other persons to receive a portion of such shares, as more specifically described in Item 4 of the Original Statement and Exhibit E thereto. Such transfers will occur in the future. Mr. Sfondrini may be deemed to be the beneficial owner of the shares subject to such arrangement, but disclaims such beneficial ownership.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Original Statement is hereby amended and supplemented as follows:

          The Original Statement had provided that Edge Holding Company had received 858,853 shares of Common Stock. As set forth above in Item 2, Edge Holding Company now holds 16,631 shares of Common Stock.

          Mr. Sfondrini continues to be the sole director and the sole executive officer of each of New Napamco and Connecticut Napamco and continues to be deemed to be the beneficial owner of all shares held by each such company. Effective March 3, 1997, New York Napamco and Connecticut Napamco paid Mr. Sfondrini compensation in the form of 3,000 and 48,500 shares of Common Stock, respectively. Following such action, New York Napamco and Connecticut Napamco held directly 7,000 and 22,254 shares of Common Stock, respectively.

          Effective December 31, 1997, Mr. Sfondrini made gifts of 2,499 shares of Common Stock, in the aggregate, to three children, which shares are held in Uniform Gift to Minor Accounts (the "UGMA Accounts"), of which Mr. Sfondrini serves as custodian. Also effective December 31, 1997, Mr. Sfondrini made a gift of 2,599 shares of Common Stock, in the aggregate to his spouse, who in turn, made gifts of 2,499 shares, in the aggregate, to the same three children pursuant to the UGMA Accounts. On January 30, 1998, Mr. Sfondrini's spouse made a gift of 100 shares of Common Stock to Mr. Sfondrini. Following these various gifts, 4,998 shares of Common Stock were held in the UGMA Accounts and Mr. Sfondrini's spouse held no shares of Common Stock. Mr. Sfondrini may be deemed to be the beneficial owner of the 4,998 shares of Common Stock held in the UGMA Accounts, but disclaims such beneficial ownership.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 of the Original Statement is hereby amended and supplemented as follows:

          As of March 30, 1998, Mr. Sfondrini and the other members of the Sfondrini Group, in the aggregate, may be deemed to beneficially own an aggregate of 632,691 shares of Common Stock (approximately 8.1% of the 7,760,867 shares outstanding, determined by reference to the number of shares of Common Stock of the Company reported outstanding in its most recently filed Quarterly Report on Form 10-Q). Mr. Sfondrini disclaims beneficial ownership of the 4,998 shares held in the UGMA Accounts, that are included in such deemed beneficial ownership. Such beneficial ownership also includes 2,667 shares underlying stock options (as described below). Mr. Sfondrini, Connecticut Napamco and New York Napamco each disclaim beneficial ownership of the shares of Common Stock held by Edge Holding Company and Edge Group, and nothing herein shall be deemed an admission that a group exists.

          As described in the Original Statement, the Company on March 3, 1997 granted options for 8,000 shares of Common Stock to Mr. Sfondrini pursuant to the Company's Incentive Plan. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price of $16.50 per share and expire ten years from the date of their issuance. Mr. Sfondrini will be deemed to be the beneficial owner of such shares 60 days prior to the exercisability of the options related to such shares. As of March 3, 1998, Mr. Sfondrini may be deemed to be the beneficial owner of 2,667 of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 of the Original Statement is hereby amended and supplemented as follows:

          Subsequent to February 26, 1997, Mr. Sfondrini made additional shares of his, New York Napamco and Connecticut Napamco available for pledge pursuant to the Loan Document, to secure additional borrowings. As of March 30, 1998, a total of 330,249 shares owned by Mr. Sfondrini, New York Napamco or Connecticut Napamco are pledged pursuant to the Loan Document. An additional 23,754 shares owned by Mr. Sfondrini, New York Napamco or Connecticut Napamco are pledged to secure other indebtedness of an affiliate of Mr. Sfondrini to Compass Bank.

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: March 30, 1998

                              /s/ John Sfondrini
                              ------------------------------------------------
                                         John Sfondrini


                              NAPAMCO, LTD., a Connecticut corporation



                              By: /s/ John Sfondrini
                                  --------------------------------------------
                                  John Sfondrini
                                  President

                              NAPAMCO, LTD., a New York corporation



                              By: /s/ John Sfondrini
                                  ---------------------------------------------
                                  John Sfondrini
                                  President


                              EDGE HOLDING COMPANY PARTNERSHIP



                              By:/s/ John Sfondrini
                                 ----------------------------------------------
                                 John Sfondrini
                                 General Partner


                              EDGE GROUP PARTNERSHIP

                              By:   Edge I Limited Partnership,
                                    Edge II Limited Partnership and
                                    Edge III Limited Partnership
                                    General Partners



                                    By: /s/ John Sfondrini
                                        ----------------------------------------
                                        John Sfondrini
                                        General Partner

                              EDGE I LIMITED PARTNERSHIP



                              By: /s/ John Sfondrini
                                  ----------------------------------------------
                                  John Sfondrini
                                  General Partner


                              EDGE II LIMITED PARTNERSHIP



                              By: /s/ John Sfondrini
                                  ---------------------------------------------
                                  John Sfondrini
                                  General Partner

                              EDGE III LIMITED PARTNERSHIP



                              By: /s/ John Sfondrini
                                  ---------------------------------------------
                                  John Sfondrini
                                  General Partner